UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

ENERGY METALS CORPORATION
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

29271B
(CUSIP Number)

July 10, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	29271B

(1)	Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

William M. Sheriff

(2)	Check the Appropriate Box if a Member of a Group

(a) N/A (b) N/A

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

(5)	Sole Voting Power: 3,799,500

(6)	Shared Voting Power: N/A

(7)	Sole Dispositive Power: 3,799,500

(8)	Shared Dispositive Power: N/A

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,799,500 common shares

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares N/A

(11)	Percent of Class Represented by Amount in Row (9) 5.8%

(12)	Type of Reporting Person IN

Item 1.

1(a)	Name of Issuer:

Energy Metals Corporation

1(b)	Address of Issuer’s Principal Executive Offices:

1238 – 200 Granville Street
Vancouver, BC
V6C 1S4

Item 2.

2(a)	Name of Person Filing:

William M. Sheriff

2(b)	Residence:

7000 Eagle Circle
Wylie, Texas
USA 75098

2(c)	Citizenship:

United States

2(d)	Title of Class of Securities:

Common Shares

2(e)	CUSIP No.:

29271B

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

a.	[ ]	Broker or dealer registered under Section 15 of the Act;
b.	[ ]	Bank as defined in Section 3(a)(6);
c.	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;
d.	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;
e.	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f.	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g.	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j.	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

N/A

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.	Amount Beneficially Owned: 3,799,500

b.	Percent of class: 5.8%

c.	Number of shares as to which such person has:

	i.	Sole power to vote or to direct the vote: 3,799,500

	ii.	Shared power to vote or to direct the vote: N/A

	iii.	Sole power to dispose or to direct the disposition of: 3,799,500

	iv.	Shared power to dispose or to direct the disposition of : N/A

Item 5. Ownership of Five Percent of Less of a Class

N/A

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 19, 2006
Date

/s/ William M. Sheriff
Signature

William M. Sheriff, Director
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.